November 7, 2011

Via EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Riedler:

Re:   Genufood Energy Enzymes Corp. (the “Company”)
         Registration Statement on Form S-1
         Filed September 22, 2011
         File No. 333-171784

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Summary, page 5

1.

Given that your financial statements indicate that your company earned revenue in the nine month period ended June 30, 2011, please revise your disclosure here to correct the inconsistent disclosures which state that you “have not earned any revenues to date.”  On page 25 revise the legend to state that you have not earned revenue from products or that you have only earned minimal revenue from products, as is applicable.

ANSWER:  The disclosures have been revised.

2.

In light of the length of time that has passed since you originally filed your registration statement in January of 2011, please update your disclosure as may be necessary.  For example, you stated that you expect to begin marketing and exporting your enzyme products within 12 months.

ANSWER:  The disclosures have been updated.

3.

Please clarify the source of the revenue earned in the ninth month period ended June 30, 2011.

ANSWER:  The source of the revenue came from sales of products.

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4.

Here and in the section entitled Certain Relationships and Related Party Transactions on page 50, please explain the affiliation between your company and Origo.

ANSWER:  We have added the following disclosure:

“Two of our former directors, Mr. Chen Yi Chou and Mr. Chen I Jen, are brothers, and are the sons of the Madam Wang Feng Peng, the President of Origo, and Mr. Chen I Jen is the general manager of Origo.”

Summary Financial Information, page 8

5.

Please refer to prior comment two, which we reissue.  As we previously requested, please correct the heading for your income statements information to show a period from the date of inception to the latest balance sheet presented, i.e. June 30, 2011.  Also, please correct the amount for total assets at June 30, 2011.

ANSWER:  The changes have been made.

Risk Factors

6.

Please refer to prior comment four, which we reissue.  As we previously requested, please revise your disclosure to include a risk factor that discusses the apparent risk due to the concentration of all accounting and financial reporting responsibilities in Yi Lung Lin.  In this disclosure include a description of the experience and qualifications of Yi Lung Lin, regarding the preparation of your U.S. GAAP financial statements and your compliance with securities rules and regulations.

ANSWER:  The risk fact is not required as the Company engages Albeck Financial to prepare and assist with all accounting and financial reporting responsibilities.

7.

Please include a risk factor discussing the conflicts of interest arising as a result of the fact that your company has only one officer, Mr. Lin, and two directors, Messrs. Lin and Hsu, and that your company has entered into several agreements encompassing the majority of your company’s operations with entities controlled by Messrs. Lin and Hsu.  Please explain in your risk factor that these conflicts existed at the time of the agreements were entered into, that there were no independent directors to approve the terms of the agreements, and that the agreements may not be as favorable to shareholders as agreements that would have been negotiated with non-affiliated entities.

ANSWER:  We have added the following risk factors:

WE ONLY HAVE ONE OFFICER AND TWO DIRECTORS, MESSRS. LIN AND HSU, WHICH MAY LEAD TO FAULTY CORPORATE GOVERNANCE.

We have two directors and one executive officer who make all the decisions regarding corporate governance.  This includes their (executive) compensation, accounting overview, related party transactions and so on.  They will also have full control over matters that require Board of Directors approval.  This may introduce conflicts of interest and prevent the segregation of executive duties from those that require Board of Directors’ approval.  This may lead to ineffective disclosure and accounting controls.  None compliance with laws and regulations may result in fines and penalties.  They would have the ability to take any action as they themselves review them and approve them.  They would exercise control over all matters requiring shareholder approval including significant corporate transactions.  We have not implemented various corporate governance measures nor have we adopted any independent committees as we presently do not have any independent directors.

OUR SOLE OFFICER AND TWO DIRECTORS MESSRS. LIN AND HSU HAVE ENTERED INTO SEVERAL AGREEMENTS ENCOMPASSING THE MAJORITY OF OUR COMPANY’S OPERATIONS WITH ENTITIES CONTROLLED BY MESSRS. LIN AND HSU.

Our sole officer and two directors Messrs. Lin and Hsu have entered into several agreements encompassing the majority of our company’s operations with entities that they control.  Because of that, there are no independent directors to approve the terms of the agreements, and that the agreements may not be as favorable to shareholders as agreements that would have been negotiated with non-affiliated entities.

8.

Please include a risk factor discussing the other business activities of Messrs.  Lin and Hsu including but not limited to;

·

The amount of time on a weekly basis that Messrs. Lin and Hsu will dedicate to your company,

·

Each of the outside business activities of Messrs.  Lin and Hsu, and

·

Any potential conflicts of interest that exist or may arise out of outside business activities Messrs. Lin and Hsu conduct in the same industry that may compete with your company.

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ANSWER:  We have added the following risk factor:

OUR TWO DIRECTORS HAVE OTHER BUSINESS INTERESTS OFFICERS HAVE OTHER BUSINESS INTERESTS WHICH MAY LIMIT THE AMOUNT OF TIME THEY CAN DEVOTE TO OUR COMPANY AND POTENTIALLY CREATE CONFLICTS OF INTEREST.

Our directors have other business interests in that Mr. Lin Yi Lung is also the Managing Director of Access Finance, Securities (NZ) Limited and Access Management Consulting and Marketing Pte Ltd and Chief Executive Officer for Access Equity Capital Management Corp.  As well, Mr. Chen Wen Hsu is the General Manager of Taiwan Cell energy Enzymes Corp.  This means that both gentlemen are unable to work full time for our Company.  This might eventually lead to business failure.  Mr. Lin plans to devote 35 hours a week to our business and Mr. Hsu plans to devote 5 hours a week to our affairs which may lead to periodic interruptions of business operations.  Unforeseen events may cause this amount of time to become even less.

If We Do Not Obtain Additional Financing, Our Business Will Fail, page 8

9.

Please revise this risk factor to reflect that your company has earned revenue, and update the related disclosure to reflect the period ended June 30, 2011.

ANSWER:  We have made the revisions.

Dilution, page 15

10.

Please refer to prior comment five.  Please correct the $51,364 amount shown for the net tangible book value so that it agrees with the corresponding amount in your June 30, 2011 balance sheet.

ANSWER:  We revised the following:

“The calculations below are based upon 308,308,472 common shares issued and outstanding and, a net tangible book value of $260,882 or $0.001 per share of common stock as of June 30, 2011.”

Description of Business, page 22

11.

Your revenue generating activities commenced in the three months ended June 30, 2011.  Please revise your disclosure on page 25 to reflect this fact.

ANSWER:  We have added the following disclosure:

“During the three months ended June 30, 2011 we generated revenues of $120,558.”

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Plan of Operation, page 42

12.

Your disclosure here states that, “As of the date of this prospectus TCEEC has been issued 50,000,000 shares of the common stock,” on page F-22 you state that, “On August 19, 2011, 75,000,000 shares were issued to a Taiwan Cell Energy Enzymes Corp.” and on page 49 your disclosure indicates that TCEEC owns 25,000,000 shares.  Please revise to reconcile these inconsistencies.

ANSWER:  These inconsistencies have been revised.

13.

Please revise your disclosure to show TCEEC financing activity from October 1, 2010 through June 30, 2011.

ANSWER:  We added the following:

“Cash received from financing activities was $422,707 for the nine months ended June 30, 2011.  Of which, $300,000 was monies received from TCEEC for stock subscribed but not issued; $400,000 was cash proceeds for sales of stock to TCEEC and other investors; $231,500 was payments for offering costs;$5,400 was for capital contribution by shareholders and $51,193 was repayments on advances from related party.”

Revenues, page 44

14.

Please expand your disclosure here to discuss the source of your revenue for the nine months ended June 30, 2011.  To the extent any of your revenue is attributable to product sales; please disclose the amount of revenue attributable to each product.

ANSWER:  We have added the following disclosure:

We earned revenues of $120,558 during the nine months June 30, 2011.  These sales were attributed to the sale of the following products:

ProCellax FG1:

                $22,680

ProCellax SP

                $17,010

ProCellax E2AF

$23,760

ProCellax E

                $22,668

ProCellax SNU

                $22,680

ProCellax DG1

                $11,760

TOTAL:

              $120,558

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Security Ownership of Certain Beneficial Owners and Management, page 49

15.

We note that the table here states, “All directors and executive officers as a group (4 person),” but that your disclosure elsewhere in the registration statement identifies only two directors – Messrs. Lin and Hsu.  Please revise the parenthetical reference to the number of directors in the table to include only your two current directors.  You should still identify the two former directors and list their holdings in the table.

ANSWER:  We have made the change to 2 current directors.  Also, the former directors are already listed in the table, after the total shareholdings of the current directors.

16.

We note that the beneficial ownership table indicates that Mr. Hsu beneficially owns 6,000,000 shares, while Footnote 2 to the same table indicates that he beneficially owns 6,000,000 shares in his own name and 25,000,000 shares held by Taiwan Cell Energy Enzymes Corp.  Please revise the number of shares held beneficially by Mr. Hsu to include any shares held of record by TCEEC.

ANSWER:  The numbers have been revised and updated.

17.

The total percentage of shares beneficially owned by all directors and officers as a group does not appear to be the sum of the percentages of shares beneficially owned by the individuals listed in the table.  Please advise us and revise your calculations and footnote disclosure as may be necessary to reconcile this discrepancy.

ANSWER:  The numbers have been revised and updated.

Certain Relationships and Related Transactions, page 50

18.

 We note from your disclosure here that your company issued 50,000,000 shares of common stock to Access Finance and Securities NZ Ltd.  In January of 2011 and issued an additional 150,000,000 shares to Access Finance and Securities in June of 2011, for a total of 200,000,000 shares.  However, the table on page 49 indicated that Mr. Lin only beneficially owns 100,000,000 shares of common stock; 50,000,000 that are held by Access Finance and Securities and 50,000,000 shares that are held by Access Equity Capital Management.  Please revise your disclosures to eliminate this inconsistency.

 ANSWER:  The disclosure was a typo and should have read, issued an additional 50,000,000 shares not 150,000,000 shares.  This has been revised and disclosure has been updated throughout to disclose that Mr. Lin beneficially owns 150,000,000 shares.

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19.

Your disclosure states that you paid a total of $331,500 to Access Finance and Securities for offering costs.  However, on page 53 of your registration statement and in the Use of Proceeds section your disclose the costs of the offering as $50,000.  Please reconcile this discrepancy and expand your disclosure to explain what services Access Finance and Securities provided in exchange for the $331,500.

ANSWER:  The document has been revised to reflect the offering costs of $331,500.

20.

Please expand your disclosure to explain what consulting services Access Finance and Securities provided in exchange for the additional $100,000 payment made during the nine month period ended June 30, 2011.

ANSWER:  We have added the following disclosure:

“…for consulting services to strategically position the Company in both a capital market and the industry. The services include but are not limited to:

1.

To prepare Business Plan;

2.

To assist in the negotiation with Market Maker;

3.

To assist in selecting Public Relation and Investor Relation Firm; and

4.

To assist in formulating business and financial strategies.”

21.

We note your disclosure here that, “TCEEC has committed to invest in us by the subscribing to the Company’s common stock for a total of $1 million on or before June 10, 2011.”  Please update this disclosure to disclose the number of shares TCEEC purchased and the purchase price of all such shares.

ANSWER:  We have added the following disclosure:

“As of the date of this prospectus, TCEEC has invested the entire $1 million dollar investment and has been issued 125,000,000 common shares, at a price of $0.008 per share.”

Financial Statements for the Fiscal Year Ended September 30, 2010

Notes to Financial Statements

Income Taxes, page F-7

22.

 Please refer to prior comment 11, which we reissue.  As we previously requested please correct your disclosure to state that the effective tax rate for fiscal 2010 was zero, consistent with other disclosures in the footnote.

ANSWER:  We have revised the disclosure.

Note 6 – Common Stock, page F-20

23.

Please refer to prior comment 13.  As we previously requested, please provide us with an itemized chronological schedule of all equity instruments issued from inception through the date of your response and the information previously requested for each issuance.  In addition, please provide the following information:

a.

An explanation of the factors that you considered in concluding that the purchase price per share to TCEEC, which is the sole distributor for your ProCellax range of products sold in Taiwan and the Republic of China, did not reflect any compensation to this firm.  In particular, because TCEEC is a related party, this transaction could be viewed as less than arms length and thus not fully reflective of the market constraints described in your response.  Explain the factors that you considered in overcoming this presumption;

b.

Describe the nature and terms of all concurrent arrangements with TCEEC, particularly fees paid to this firm for its distribution services, as reflected in the agreement dated October 11, 2010 or other arrangements, and how these arrangements were considered in determining the purchase price per share described above;

c.

A description of the factors underlying your valuation of 150 million common shares issued to a consultant for offering costs at $0.25 per share and 50 million common shares issued to a related party as payment for accounts payable at $0.001 per share.  Explain why these valuations differed from that for the 50 million common shares issued to TCEEC at $0.008 per share;

Reconcile and explain the differences between your estimated initial offering price of $0.30 per share and the fair values presented in your analysis.  Describe for us the methods and key assumptions used in the business valuation conducted by management to determine the offering price and management’s determination of fair value since inception.  Continue to provide us with updates to the above analysis for all equity-related transactions through the effectiveness date of your registration statement.

ANSWER:  Please refer to the table below for the items requested with the original comment #13.  This covers all issuances from inception through the date of this letter.

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Date shares issued/owed	# of shares issued/owed	Price paid $	Management's estimate of fair value of the shares	(e)	Fair value measurement (contemporaneous or retrospective)	Related Party (Y/N)	Nature of transaction and concurrent transactions (if applicable)
7/6/2010	58,000,000	0.001	0.001	(a)	contemporaneous	Y	(f)
7/6/2010	113,000	0.10	0.10	(b)	contemporaneous	N	(g)
7/6/2010	50,000	0.20	0.20	(b)	contemporaneous	N	(g)
7/6/2010	106,672	0.15	0.15	(b)	contemporaneous	N	(g)
7/6/2010	18,800	0.25	0.25	(b)	contemporaneous	N	(g)
7/6/2010	150,000,000	-	0.25	(c)	retrospective	Y	(h)
8/9/2010	20,000	0.25	0.25	(d)	retrospective	Y	(i)
10/15/2010	25,000,000	0.008	0.01	(l)	contemporaneous	Y	(J)
12/10/2010	25,000,000	0.008	0.01	(l)	contemporaneous	Y	(J)
2/23/2011	50,000,000	-	0.01	(m)	retrospective	Y	(k)
3/2/2011	8,750,000	0.008	0.01	(l)	contemporaneous	Y	(J)
4/21/2011	12,500,000	0.008	0.01	(l)	contemporaneous	Y	(J)
5/19/2011	16,250,000	0.008	0.01	(l)	contemporaneous	Y	(J)
7/18/2011	12,500,000	0.008	0.01	(l)	contemporaneous	Y	(J)
7/26/2011	12,500,000	0.008	0.01	(l)	contemporaneous	Y	(J)
8/17/2011	12,500,000	0.008	0.01	(l)	contemporaneous	Y	(J)

(a)

These shares were issued to the Company's founders for their initial capital contribution.  The value of the Company at this time was equal to their contribution as the Company had no assets or liabilities at this point in time outside of the cash contributed by the founders for this issuance.

(b)

Fair value was considered to be the price paid in these arm's length transactions

(c)

Fair value was considered to be $0.25 per share based on shares being sold for $0.25 on 7/6/10 and 8/9/10

(d)

Fair value was considered to be the price paid in the last arm's length sale of shares made by the Company

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(e)

Management's estimates for the fair value of shares issued were based on the following principals.  For shares issued to third parties for cash- the value of the cash received was considered to represent the fair value of the shares received.  For shares issued to related parties for cash- the cash received was considered to represent the fair value of the shares received in circumstances where the price paid was relatively close to the prices paid by third party investors in recent transactions.  For shares issued for services- shares were valued according to the most recent third party sale of the shares.  For shares issued to related parties for cash that also provided services- In instances where the price paid was substantially less than the price paid by third parties in recent transactions, the Company considered a report from a third party appraisal firm in valuing these shares.

(f)

Shares issued for initial capital contribution from founding stock members

(g)

Shares issued to investors for cash

(h)

Shares issued to related party for services directly related to the S-1 offering.  This issuance was detailed in the Manager Consulting Service Agreement between the Company and Access Finance and Securities.  In addition to these shares issued, the Company agreed to pay $350,000 ($200,000 of which is convertible into common shares at $0.001 per share).

(i)

Shares issued to board members for cash

(j)

Shares issued to TCEEC for cash.  TCEEC is a related party and also a distributor of the Company's enzymes, see Sole Distributorship Agreement for details on arrangement.

(k)

Shares issued to related party shown in "h" above due to conversion of $50,000 of the convertible amount owed prior to conversion

(l)

Fair value was derived by considering an expert third party's valuation report for these shares

(m)

Fair value was derived by considering an expert third party's valuation report for shares issued in a transaction immediately preceding and after these shares were issued

Regarding comment #23(a) & (b):

After reviewing this SEC comment and the transactions with TCEEC we’ve determined that the value of the shares issued to TCEEC is greater than the value of the cash received, and the difference should be accounted for as an expense.  We agree that the difference between the fair value of the shares and cash received can be inferred as an expense due to the distributorship agreement and related party nature of these transactions.  Due to the large number of shares issued with this transaction and changes to the capital structure of the Company since inception, it was determined most appropriate to engage a valuation expert to assist with valuing the shares issued to TCEEC.

The value assigned to the shares issued to TCEEC takes into account the cash received from TCEEC for their investment, and the estimated value of the distribution agreement.  A discounted cash flow model was used to value the future expected cash flows from the distribution agreement to assign a fair value on the agreement date.  The value assigned from this valuation was $274,705.  This value combined with the cash received for the shares of $1,000,000 resulted in a share price for the 125,000,000 shares issued of approximately $0.01 per share.  The excess value of the shares issued over the consideration received will be expensed as the shares are subscribed for a total expense of $274,705 over the term of the subscriptions.  As of June 30, 2011 87,500,000 of the shares had been subscribed resulting in an expense of $192,294.  We have restated our June 30, 2011 financial statements to reflect this expense within the amended S-1.

No cash or other consideration is to be paid to TCEEC related to the distribution agreement.

Regarding comment #23(c):

The reason that the 150,000,000 shares issued to a consultant for offering costs differed from subsequent valuations is due to the timing of the issuance.  When the 150,000,000 shares were issued there were fewer shares outstanding and the most recent sales price of shares to a third party was for $0.25 per share.  Based on that being the most recent sales price, that price was assigned and deemed appropriate for the 150,000,000 shares issued.

Regarding the 50,000,000 shares issued as payment for accounts payable of $50,000, these shares were issued according to the terms of a convertible debt agreement for services provided related to the S-1 offering.  Initially, this convertible instrument was evaluated for a beneficial conversion feature in accordance with ASC 470-20-25-30-22 – 23. When this evaluation was completed it was noted that the intrinsic value of the conversion feature was worth substantially more than the note value based on the latest trading price of $0.25 per share and conversion price of $0.001.  Due to this, the full value of the liability was initially discounted and amortized shortly thereafter due to the short term nature of the payable.  Amortization was recorded through additional paid in capital due to the cost being directly related to the S-1 offering.  When the shares were subsequently issued to relieve the liability, the numbers of shares issued were in agreement with the number of shares required by the convertible debt agreement therefore the entry to equity at the time of conversion was equal to the value of the liability relieved of $50,000.

Regarding comment #23 (final paragraph of question):

Our intention is to have a successful S-1 offering by selling shares at $0.30 per share.  This price was selected based on our experience in selling shares at incremental rates in the past for $0.10, $0.15, $0.20, and $0.25.  History has indicated that investors will continue to accept $0.05 incremental increases when purchasing our shares.  Based on our recent activity and business developments, we are hopeful that investors will see the potential in our Company to invest at a slightly higher rate and under a more diluted equity environment than in the past.  We realize that an investment in our shares is still highly speculative at this point in time based on our lack of operating history and is primarily based on the potentially high upside for future growth.  We are attempting to attract equity financing at the most optimum level as would be customary in any open market sale between a willing buyer and seller.  This will generate the most capital for our Company and provide the most opportunity for future returns to our shareholders.  However, we realize that an unsuccessful offering is a risk if our offering price is too high, which may be the case depending on investor demand for our shares.  If that is the case, we will re-evaluate our proposed offering price and revise it as necessary to maximize the capital raised through this offering.

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Unaudited Financial Statements for the Nine Months Ended September 30, 2011

Notes to Unaudited Financial Statements

Note 7-Common Stock, page F-21

24.

 Please explain to us how the stock payable transactions relate to the $300,000 amount shown in your consolidated statement of stockholders’ equity (deficit) at June 30, 2011.

ANSWER:  The $300,000 was the monies received from TCEEC for its subscription of the 37,500,000 common shares.  The shares had not been issued as of June 30, 2011.

Note 8-Related Party Transactions, page F-22

25.

Please explain to us how the amount of cash paid for offering costs since inception for $331,500 relates to the corresponding amounts shown in your consolidated statement of stockholders’ equity (deficit).

ANSWER:  There were $100,000, $250,000 and $31,500 shown as cash paid for offering costs on the consolidated statement of stockholders’ equity (deficit), out of the $250,000, $50,000 was subsequently paid with common stock.  Hence, the total cash paid for offering costs is $331,500.

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

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